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                               June 13, 2022

       Brendan Smith
       Chief Financial Officer
       CRISPR Therapeutics AG
       Baarerstrasse 14
       6300 Zug
       Switzerland

                                                        Re: CRISPR Therapeutics
AG
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 15,
2022
                                                            File No. 001-37923

       Dear Mr. Smith:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and Development Expenses, page 130

   1. We note your disclosure that except for activities you perform in connection with your collaborations with
Vertex and ViaCyte, as well as in connection with the Bayer
                                                        Transaction, you do not
track research and development costs on a program-by-program basis. Please provide
us with proposed disclosure to be included in future periodic reports which separately
quantifies your research and development expense related to ViaCyte and in connection with
the Bayer Transaction. For the remaining expenses, please disclose by disease area or
stage of development (i.e. pre-clinical and clinical). If this break out is not possible, provide
disclosure of total research and development expenses incurred during each period
presented by nature which should reconcile to total research and
 Brendan Smith
CRISPR Therapeutics AG
June 13, 2022
Page 2
         development expense on the Statements of Operations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
with any questions.



FirstName LastNameBrendan Smith                            Sincerely,
Comapany NameCRISPR Therapeutics AG
                                                           Division of
Corporation Finance
June 13, 2022 Page 2                                       Office of Life
Sciences
FirstName LastName